Accelerated Acquisition XVII, INC.
951 Mariners Island Blvd. Suite 300
San Mateo, CA 94404
January 2, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Cascio

Accelerated Acquisitions XIX, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed July 1, 2014
Amendment No. 1 to Form 10-Q for the Quarterly Period Ended
June 30, 2014 Filed August 18, 2014
File No. 000-54611

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 1, 2014 addressed to Mr. Timothy Neher, the Company’s President and CEO, with respect to the Company’s filing of its Form 10-K for the Fiscal Year Ended March 31, 2014 Filed July 1, 2014 and Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2014 Filed August 18, 2014

The Company has replied below to your comments with a response following a repetition of the Staff’s comments to which it applies (the “Comment”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 9A(T). Controls and Procedures, page 9

Evaluation of Internal Controls and Procedures, page 9

1. You disclose that you have not included a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Please note that the exemption discussed in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to your first annual report subsequent to your effective registration statement, and this Form 10-K is your second annual report subsequent to your effective registration statement. Please perform the required assessment, and amend your Form 10-K to include management’s report on the company’s internal control over financial reporting, including management's conclusion on the effectiveness of the company’s internal control over financial reporting as of March 31, 2014, as required by Item 308(a) of Regulation S-K.

Company Response
We have amended the Form 10K to include Management’s Report on Internal Control over Financial Reporting and other required items.

2. In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Company Response
We have amended the Form 10K and revised the disclosure regarding controls and procedures.

Brian Cascio
January 2, 2015

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2014

Explanatory Note, page 2

3. We noted your disclosure that due to a miscommunication, the filing was completed without the consent of your independent public accountants who had not at that time completed their review of the financial statements included in the quarterly report on Form 10-Q. You also indicate that your independent public accountants have now completed their review of the financial statements and have consented to the filing of the Form 10-Q/A. In light of these statements, please amend your filing to include the Review Report of your independent public accountants. Refer to Rule 8-03 of Regulation S-X. Please also correct the period on the cover page that indicates the filing is for the quarterly period ended June 30, 2013.

Company Response

We have amended the date and included the Review Report according to Rule 8-03 of Regulation S-X.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 Timothy Neher

ACCELERATED ACQUISITION XVII, INC.

By: /s/ Timothy Neher
Timothy Neher